Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137889
PROSPECTUS
10,528,671 SHARES
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

     This prospectus relates to the resale by selling stockholders of up to 10,528,671 shares of common stock, $.0001 par value. See “Selling Stockholders.” This amount includes up to 6,412,698 shares of common stock representing 110% of the shares of common stock issuable to the selling stockholders upon exercise of warrants and up to 4,115,973 shares of common stock which have been or may be issued by Infinity upon conversion of principal or interest under the senior secured notes issued to the selling stockholders and their assignors in March 2006 and January, September and December 2005. The aggregate number of shares covered by this prospectus may be allocated without regard to these designations to cover the resale of shares acquired on exercise of warrants or conversion of the senior secured notes as the exercises or conversions occur.
     Infinity Energy Resources, Inc.’s common stock is listed on the NASDAQ Global Market under the symbol “IFNY.” On October 5, 2006, the last reported sales price of our common stock on the NASDAQ Global Market was $3.99 per share.
     For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 27, 2006.

     As used in this prospectus, the terms “Infinity,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Infinity Energy Resources, Inc. or to one or more of Infinity Energy Resources, Inc.’s consolidated subsidiaries or to all of them taken as a whole. When we refer to “shares” throughout this prospectus, we include all rights attaching to our shares of common stock under any stockholder rights plan then in effect.
FORWARD-LOOKING STATEMENTS
     This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “intend,” “believe,” “estimate,” “project,” “expect,” “anticipate,” “plan,” “should” or similar expressions are intended to identify such statement. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the availability of third party financing at the times and on the terms anticipated, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, operating risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for our oil and gas production, continued acceptance of our oil field services in the marketplace, dependence upon third-party vendors, and other risks detailed in this prospectus under the heading “Risk Factors” and in our periodic report filings with the Securities and Exchange Commission (the “SEC”).

PROSPECTUS SUMMARY
The Company
     Infinity Energy Resources, Inc. is an independent energy company engaged in the acquisition, exploration, development and production of natural gas and oil in the United States through our wholly-owned subsidiaries, Infinity Oil and Gas of Texas, Inc. (“Infinity-Texas”) and Infinity Oil & Gas of Wyoming, Inc. (“Infinity-Wyoming”). Our current operations are focused in the Fort Worth Basin of north central Texas and in the Rocky Mountain region in the Greater Green River Basin in southwest Wyoming and the Sand Wash and Piceance Basins in northwest Colorado. We are also pursuing an oil and gas exploration opportunity offshore Nicaragua in the Caribbean Sea. In addition, we provide oilfield services in eastern Kansas, northern Oklahoma and northeast Wyoming through our wholly-owned subsidiary, Consolidated Oil Well Services, Inc. (“Consolidated”).
     Our corporate offices are located at 633 Seventeenth Street, Suite 1800, Denver, Colorado 80202. Our telephone number is (720) 932-7800. Our web site is http://www.infinity-res.com. The information on our website does not constitute part of this prospectus.
The Offering
     We are registering an aggregate of 10,528,671 shares of common stock of Infinity Energy Resources, Inc., which we refer to as the offered shares, to be offered for sale by certain of our stockholders, to whom we refer as the selling stockholders. This amount includes up to 4,115,973 shares of common stock which have been or may be issued by Infinity upon conversion of the senior secured notes issued to the selling stockholders in March 2006 and January, September and December 2005 (the “Notes”) and 6,412,698 shares of common stock which are issuable to the selling stockholders upon exercise of warrants issued to the selling stockholders or their assignors in connection with the sales of Notes, as subsequently amended (the “Warrants”). The Notes and Warrants were issued pursuant to a Securities Purchase Agreement dated January 13, 2005 between us and the selling stockholders (or their assignors), as amended (the “Purchase Agreement”, and together with the Notes, the “Senior Secured Notes Facility”).
Use of Proceeds
     We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

RISK FACTORS
     Our business, operations, and financial condition are subject to various risks. We urge you to consider the following risk factors in addition to the other information contained in, or incorporated by reference into, this prospectus or any prospectus supplement. If any of the following risks actually occur, our business, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.
     We have been unable to comply with certain requirements of our Senior Secured Notes Facility and may not be able to meet our obligations under the Facility in the future or repay the Notes.
     We have violated certain provisions and covenants of our Senior Secured Notes Facility and as a result entered into a Waiver and Amendment with the holders of the Notes on August 9, 2006 (the “August Waiver”), which among other things amended the terms of the Warrants to increase the number of shares of common stock issuable thereunder. We were subsequently unable to comply with the conditions to the August Waiver prescribing the maximum allowable level of trade payables. Following our notice of non-compliance, we entered into an October 2006 Waiver and Amendment Agreement on October 2, 2006 (the “October Waiver”). The October Waiver provides for the following: (i) the maturity of the Notes was changed to January 15, 2007; (ii) the principal balance of the Notes was increased by 20%, or $9.0 million, from $45.0 million to $54.0 million, although we did not borrow any additional amounts under the Notes, and (iii) we were relieved of our obligation to make the $1.4 million October interest payment, due on October 2, 2006, and this interest obligation was added to the principal amount due under the Notes, giving a total principal obligation of $55.4 million. The lenders (who are also the selling stockholders hereunder) may, at their option, convert the following principal amounts under the Notes into Infinity common stock, at 95% of the weighted average trading price: $3.4 million (plus accrued interest) commencing October 3, 2006, $2.0 million (plus accrued interest) commencing November 1, 2006, and $2.0 million (plus accrued interest) commencing December 1, 2006. The principal amounts that are so convertible will be reduced by the net proceeds of any equity we issue prior to December 1, 2006.
     The Warrants were amended in the October Waiver to permit the warrantholders, in the event of a sale of all or substantially all of Infinity to a buyer that is not publicly traded (other than the sale of Consolidated prior to January 15, 2007), to require us to redeem the Warrants at a price which is equal, generally, to the Black-Scholes value of the Warrants, reduced, in certain circumstances, by the excess of the market price of Infinity common stock over the exercise price of the Warrant. If any Warrants are exercised during this period, we would have a similar payment obligation in respect of the exercised Warrants. In addition, in such circumstances, the Warrant exercise price would be reduced to the trading price of our common stock immediately prior to announcement of the sale, or, in the case of an equity transaction, to a price equal to the value of the consideration to be received by stockholders of Infinity in such transaction (if lower).
     The continued effectiveness of the waivers is subject to our aggregate trade payables in the oil and gas exploration and production segment of our business not exceeding (i) $12.5 million at any time, or (ii) $6.0 million as of January 1, 2007 or at any time thereafter; and our aggregate trade payables in the oil and gas exploration and production segment of our business in excess of 90 days beyond invoice due date not exceeding $7.5 million.
     There is no assurance that we will be able to repay the Notes by the maturity date set forth above. We are exploring a number of alternatives, including a sale of some or all of our assets, the sale of Infinity as a whole, or a debt refinancing, but such transactions may not be possible in the time frame we require or, if completed in time to meet the January 15, 2007 maturity, may not be on acceptable terms. We have been in discussions with potential buyers of Consolidated, but have no definitive agreement regarding sale of this asset. The sale price of Consolidated, or of any other portion of our assets, or of Infinity as a whole, will be affected by market factors, as well as an assessment of the businesses sold, and there can be no assurance that the sale price will be sufficient to satisfy our obligations under the Notes.
     If we are unable to maintain compliance with the amended terms of the Notes or repay the Notes at maturity, the holders of the Notes would be entitled to declare a triggering event, which would entitle the Note holders to a 20% premium on the principal balance of the outstanding Notes, resulting in a total amount due of approximately $66.4 million plus interest and to accelerate the repayment. In addition, because substantially all of our assets are collateral for the Notes, if the holders declare an event of default, they are entitled to foreclose on and take possession of our assets or cause us to enter into bankruptcy proceedings.
     These matters, as well as the other risk factors related to our liquidity and financial position discussed below, raise substantial doubt as to our ability to continue as a going concern.
     The covenants and debt service obligations of our Senior Secured Note Facility may adversely affect our cash flow and our ability to raise additional capital.
     Under the terms of the October Waiver to our Senior Secured Notes Facility, we have agreed to repay the outstanding principal amount of the Notes ($55.4 million plus accrued interest) by January 15, 2007. The Senior Secured Notes are secured by a pledge of substantially all of our natural gas and oil properties and oilfield services business assets, are guaranteed by our subsidiaries and contain covenants that limit additional borrowings, levels of trade payables, dividends to stockholders, the incurrence of liens, investments, sales or pledges of assets, changes in control and other matters. The Senior Secured Notes Facility also requires that specified financial ratios be maintained.
     The restrictions of our Senior Secured Notes Facility, including the restrictions imposed by the August Waiver, as amended by the October Waiver, on the amount of permissible trade payables and the short period until maturity may have adverse consequences on our operations and financial results including:
•	Additional covenant violations, if any, or violations of the terms of the August Waiver , as amended by the October Waiver, could increase the principal amount of Notes and further accelerate our obligation to repay the Notes.

•	We will need to use a portion of our cash flow to reduce trade payables, which will reduce the amount of cash we have available to use in our ongoing operations and to devote to capital projects. As a result of such cash flow constraints, we have released a drilling rig that had been scheduled to resume drilling for us in the Fort Worth Basin of Texas, which will negatively affect oil and natural gas production and earnings in the short run.

•	Failure to fulfill our obligations under the Senior Secured Notes Facility could result in foreclosure on our assets or the initiation of bankruptcy proceedings.

•	The amount of our accrued interest expense may increase because our borrowings are at a variable rate of interest, which, if interest rates increase, would result in higher interest expense.
     We may not be able to sell assets or refinance our debt on acceptable terms or at all, particularly in the short time frame in which we must complete a transaction. Any amount we obtain from future asset sales or financings will be used first to repay the amounts outstanding under the Senior Secured Notes Facility. Our overall level of long-term debt and any difficulty in obtaining additional debt financing may have adverse consequences on our operations and financial results including:
•	we may have a higher level of debt than many of our competitors, which may place us at a competitive disadvantage;

•	we may issue equity securities to repay indebtedness, which issuance could be at a discount to the market price, causing additional dilution to our stockholders;

•	we may be more vulnerable to economic downturns and adverse developments in our industry; and

•	our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate may be limited.
     We have a history of operating losses and we may be unable to achieve long-term profitability.
     We incurred a net loss in the six months ended June 30, 2006 and the fiscal years ended December 31, 2005, 2004 and 2003 of approximately $8.7 million, $13.6 million, $4.6 million and $9.9 million, respectively. Our history of losses may impair our ability to obtain financing for drilling and other business activities on favorable terms or at all. It may also impair our ability to sell assets or to attract investors if we attempt to raise additional capital to grow our business or for other business purposes by selling additional debt or equity securities in a private or public offering.
     Our ability to achieve a profit from operations on a long-term basis will largely depend on whether we are successful in exploring for and producing oil and gas from our existing properties. We face the following potential risks in developing our oil and gas properties:
•	prices for oil and gas we produce may be lower than expected;

•	the capital, equipment, personnel or services required to develop the leases for production may not be available;

•	we may not find oil and gas reserves in the quantities anticipated;

•	the reserves we find may not produce oil and gas at the rates anticipated;

•	the costs of producing oil and gas may be higher than expected; and

•	we may encounter one or more of many operating risks associated with drilling for and producing oil and gas.
     The existence and exercise of outstanding Notes and Warrants and other rights to acquire our common stock may adversely affect the price of our common stock and impair our ability to sell Infinity.
     As of October 2, 2006, 5,829,726 shares of common stock are issuable upon exercise of the Warrants. In addition, approximately 14,525,000 shares of common stock could be issuable upon conversion of the Notes (assuming a conversion price of $3.815, which is 95% of the weighted average trading price of our common stock on the trading day prior to October 2, 2006), although conversion of the Notes (other than in connection with the October 2, November 1, and December 1, 2006 conversion periods) is subject to the occurrence of certain events. We also have outstanding stock options and other warrants to purchase an aggregate of approximately 3,300,000 shares of our common stock. The existence of the outstanding Warrants, Notes, options and other warrants may have an adverse effect on our stock price. To the extent such options, Warrants or other warrants are exercised or the Notes converted to common stock, our stockholders will experience dilution and our stock price may be further adversely affected, and sales of such common stock could exert a downward pressure on the stock price. In addition, certain terms of the Warrants, including the reduction in the exercise price in the event of a sale of Infinity to a buyer that is not publicly traded and the requirement that the Warrants be assumed by a public company buyer of Infinity or that they be redeemed by Infinity in the event of a sale to a private company (if the Warrant holders so elect), may make it more difficult for us to sell Infinity or, in the event of such a sale, to receive as high a price as would have been payable in the absence of the Warrants.
     Oil and gas prices are volatile, and declines in prices would hurt our ability to achieve profitable operations.
     Our future oil and gas revenue, operating results, profitability, future rate of growth and the carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile for the foreseeable future. Excluding sales under a fixed price contract, our gas price realizations ranged from a low of $5.81 to a high of $12.04 per Mcf during the year ended December 31, 2005 and from a low of $5.55 to a high of $7.48 per Mcf during the six months ended June 30, 2006. Oil price realizations ranged from a low of $43.12 per barrel to a high of $65.02 per barrel during the year ended December 31, 2005 and from a low of $56.44 per barrel to a high of $70.50 per barrel during the six months ended June 30, 2006. Based on second quarter 2006 production levels, each $1.00 decrease in the price of crude oil would reduce Infinity’s oil revenue by approximately $8,000 per month and each $0.10 decrease in natural gas price would reduce Infinity’s gas revenue by approximately $11,000 per month.
     Revenue generated from oilfield services provided by Consolidated is indirectly affected by the price of oil and gas. Consolidated has historically experienced higher revenue in periods of high oil and gas prices and lower revenue in periods of low oil and gas prices.
     Approximately 65% of our proved reserves are natural gas. Therefore, the volatility in the price of natural gas will have the greatest impact on our operations. Various factors beyond our control affect prices of oil and gas, including:
•	worldwide and domestic supplies of oil and gas;

•	political instability or armed conflict in oil or gas producing regions;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices;

•	production controls;

•	worldwide economic conditions;

•	the price and level of foreign imports;

•	marketability of production;

•	the level of consumer demand;

•	the price, availability and acceptance of alternative fuels;

•	the price, availability and capacity of commodity processing and gathering facilities, and pipeline transportation;

•	weather conditions; and

•	actions of federal, state, local and foreign authorities.
     These external factors and the volatile nature of the energy markets generally make it difficult to estimate future prices of oil and gas. Significant declines in oil and natural gas prices for an extended period may cause various negative effects on our business, including:
•	impairing our financial condition, cash flows and liquidity;

•	limiting our ability to finance planned capital expenditures;

•	reducing our revenue, operating income and profitability;

•	reducing our oil and gas reserve quantities;

•	reducing the carrying value of our oil and natural gas properties; and

•	reducing demand for our oilfield service business.
     A charge to earnings and book value would occur if there is a further ceiling write-down of the carrying value of our oil and gas properties. Impairments can occur when oil and gas prices are depressed or unusually volatile. Once incurred, a ceiling write-down of oil and gas properties is not reversible at a later date when better industry conditions may exist. We review, on a quarterly basis, the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, costs of proved oil and gas properties may not exceed the present value of estimated future net revenue after giving effect to cash flow hedges but excluding the future cash out flows associated with settling asset retirement obligations, discounted at 10%, net of taxes. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter, after giving effect to Infinity’s cash flow hedge positions, if any, and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time.
     At June 30, 2006, the carrying amount of oil and gas properties subject to amortization exceeded the full cost ceiling limitation by approximately $16,500,000 based upon a natural gas price of approximately $6.03 per Mcf and an oil price of approximately $73.21 per barrel in effect at that date. However, based on subsequent price increases to approximately $8.37 per Mcf of gas and approximately $74.62 per barrel of oil at the August 2, 2006 measurement date, the carrying value of Infinity’s oil and gas properties exceeded the full cost ceiling limitation by approximately $2,500,000. As a result, in the three and six months ended June 30, 2006, we recognized ceiling write-downs of $2,500,000 and $11,600,000, respectively. In 2005, 2004 and 2003, we also recorded ceiling writedowns of $13,450,000, $4,100,000 and $2,975,000, respectively. A decrease in oil or natural gas prices, which continue to remain volatile, an increase in production costs, a decrease in estimated natural gas production in future periods, or the reclassification of development costs to properties subject to depletion without an increase in associated proved reserves could result in a ceiling write-down during future periods.

     Prices may be affected by regional factors.
     The prices to be received for the natural gas production from our Wyoming and Texas properties will be determined mainly by factors affecting the regional supply of and demand for natural gas, which include the degree to which pipeline and processing infrastructure exists in the region. Regional differences could cause negative basis differentials, which could be significant, between the published indices generally used to establish the price received for regional natural gas production and the actual price received by us for our natural gas production.
     Forward sales transactions may limit our potential gains or expose us to loss.
     To manage our exposure to price risks in the marketing of our natural gas, from time to time we enter into fixed price natural gas physical delivery contracts with respect to a portion of our current or future production. These transactions could limit our potential gains if natural gas prices were to rise substantially over the prices established by the contracts. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:
•	our production is less than expected;

•	the counterparties to our contracts fail to perform under the contracts; or

•	our production costs on the contracted production significantly increase.
     Hedging transactions may limit our potential gains and may not adequately prevent losses.
     In order to manage our exposure to price risks in the marketing of our oil and natural gas, we enter into oil and gas price hedging arrangements on a portion of our projected natural gas and crude oil production. Our hedges are limited in duration, usually for periods of one year or less. While intended to reduce the effects of volatile oil and gas prices, such transactions may limit our potential gains if oil and gas prices rise over the price established by the arrangements. In trying to maintain an appropriate balance, we may end up hedging too much or too little, depending upon how oil or natural gas prices fluctuate in the future. Also, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected, if there is a widening of price basis differentials between delivery points for our production and the delivery point assumed in the hedge arrangement, if the counterparties to our future contracts fail to perform under the contracts, or if a sudden unexpected event materially impacts oil or natural gas prices.
     Exploration and development of our oil and gas projects will require large amounts of capital which we may not be able to obtain.
     Full exploration and development of our properties could require drilling in excess of 1,000 production wells, 100 disposal wells to handle produced water, and the construction of 100 production facilities. This could require capital expenditures over time of in excess of $1 billion. Currently, our potential sources of financing for these activities are limited to cash generated by operations and future sales of operating assets, equity or debt securities. Because we currently have approximately $55.4 million principal amount of Notes outstanding under our existing Senior Secured Notes Facility which we are required to repay by January 15, 2007, any proceeds from future sales of assets or debt securities will first be applied to reduce debt obligations and will not be available for increased capital expenditures. In addition, no further amounts can be borrowed under our Senior Secured Notes Facility to finance capital expenditures or otherwise.

     Information concerning our reserves, future net cash flow estimates, and potential future ceiling write-downs is uncertain.
     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values. Actual production, revenue and reserve expenditures will likely vary from estimates.
     Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data. There are uncertainties inherent in the manner of producing and the interpretation of this data as well as the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:
•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.
     The most accurate method of determining proved reserve estimates is based upon a decline analysis method, which consists of extrapolating future reservoir pressure and production from historical pressure decline and production data. The accuracy of the decline analysis method generally increases with the length of the production history. Since our wells in Texas have been producing for slightly more than a year, other (generally less accurate) methods such as volumetric analysis and analogy to the production history of wells of other operators in the same reservoir are used, in conjunction with the decline analysis method, to determine our estimates of proved reserves. As our wells produce over time and more data is available, our estimated proved reserves will be redetermined at least annually and may be adjusted based on that data.
     Actual future production, gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.
     Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Factors that will affect actual future net cash flows include:
•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.
     As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a ceiling write-down of our oil and gas properties. In the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003 we recorded ceiling write downs of $11,600,000, $13,450,000, $4,100,000 and $2,975,000, respectively. These factors could cause us to write down the value of our properties in future periods.
     As of June 30, 2006, we had approximately $26 million invested in unproved oil and gas properties not subject to amortization. Following our required periodic evaluation of the fair value of our unproved properties, we consider whether portions of the investment in unproved oil and gas properties should be reclassified to the full cost pool subject to depletion and the ceiling test. The amount of any such reclassification could be significant. We could be required to write down a portion of the full cost pool of oil and gas properties subject to amortization upon reclassification of the unproved oil and gas property costs.
     The oil and gas exploration business involves a high degree of business and financial risk.
     The business of exploring for and developing oil and gas properties involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, production costs, marketability, and sales price for the acreage or reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.
     Our operations are dependent upon the availability of certain resources, including drilling rigs, steel casing, water, chemicals, and other materials necessary to support our development plans and maintenance requirements. The lack of availability of one or more of these resources at an acceptable price could have a material adverse affect on our business.
     The successful completion of an oil or gas well does not ensure a profit on investment. A variety of factors may negatively affect the commercial viability of any particular well, including:
•	defects in title;

•	the absence of producible quantities of oil and gas;

•	insufficient formation attributes, such as porosity, to allow production;

•	water production requiring disposal; and

•	improperly pressured reservoirs from which to produce the reserves.
     In addition, market-related factors may cause a well to become uneconomic or only marginally economic, such as:
•	availability and cost of equipment and transportation for the production

•	demand for the oil and gas produced; and

•	price for the oil and gas produced.
     Our business is subject to operating hazards that could result in substantial losses against which we may not be insured.
     The oil and natural gas business involves operating hazards, any of which could cause substantial losses, such as:
•	well blowouts;

•	craterings;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	formations with abnormal pressures;

•	pipeline ruptures or spills; and

•	releases of toxic gas and other environmental hazards and pollution.
     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. Our insurance premiums can be increased or decreased based on the claims made by us under insurance policies. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability; however, insurance and customer agreements do not provide complete protection against losses and risks and losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.
     In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial potential liabilities to third parties or governmental entities that could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses. An event that is not fully covered by insurance — for instance, losses resulting from pollution and environmental risks that are not fully insured — could cause us to incur material losses.
     We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.
     In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. Recovery of our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired.
     Exploratory drilling is an uncertain process with many risks.
     Exploratory drilling involves numerous risks, including the risk that we will not find commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:
•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	defects in title;

•	compliance with governmental requirements, rules and regulations; and

•	shortages or delays in the availability of drilling rigs, the delivery of equipment and adequate trained personnel.
     Our future drilling activities may not be successful. Unsuccessful drilling activities would result in significant expenses being incurred without any financial gain.
     We may never be able to realize any value from our concession in Nicaragua.
     We have a 1.4 million acre oil and gas concession offshore Nicaragua in the Caribbean Sea, which is in very early stages of exploration. Our exploration process cannot begin until the environmental authorities of Nicaragua allow submission of environmental reports, which has not yet occurred. We will need to do geologic and seismic work to determine whether economic amounts of oil or gas exist within our concession area, and to estimate the cost of accessing any such reserves. The cost of exploration on this concession is likely to be significant, and will require external financing, either from traditional lenders or the participation of an industry partner. In addition, operations in Nicaragua, like any foreign country, involves operational, financial and political risks and uncertainties, such as unexpected changes in regulatory requirements, tariffs, political and economic instability, outbreaks of hostilities and adverse tax consequences. Nicaragua has been the subject of political instability in the recent past, and upcoming elections may be accompanied by political and economic changes. Traditional lenders may be reluctant to finance operations in Nicaragua because of the political risk, or the cost of such financing may be prohibitive, and our current Senior Secured Notes Facility prohibits the incurrence of additional indebtedness. Even if we determine that economically producible reserves exist in our Nicaragua concessions, there can be no assurance that we will ever be able to realize value from those properties.
     Our business depends on transportation facilities owned by others.
     The marketability of gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short-term transportation agreements. The transportation of our gas may be interrupted due to capacity constraints on the applicable system or for maintenance or repair of the system. Our ability to produce and market natural gas on a commercial basis could be harmed by any significant change in the cost or availability of markets, systems or pipelines.
     The oil and gas industry is heavily regulated and we must comply with complex governmental regulations.
     Federal, state and local authorities extensively regulate the oil and gas industry and the drilling and completion of oil and gas wells. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may adversely affect, among other things, the pricing, production or marketing of oil and gas and oilfield services. Noncompliance with statutes and regulations may lead to substantial penalties and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. Federal, state and local authorities regulate various aspects of oil and gas drilling, service and production activities, including the drilling of wells through permit and bonding requirements, the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.
     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local government authorities. We spent approximately $1.0 million to drill and equip one water disposal well in 2005 to handle water produced from gas wells. It costs us approximately $50,000 per year to operate each disposal well. In addition to the environmental costs that will be incurred by our oil and gas production operations, Consolidated will incur an estimated $50,000 in costs associated with operating within current environmental regulations during 2006. New laws or regulations, or changes to current requirements, could result in our incurring significant additional costs. We could face significant liabilities to government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.
     Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:
•	land use restrictions;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	emissions into the air;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation;

•	the containment and disposal of hazardous substances, oil field waste and other waste materials;

•	the use of underground storage tanks;

•	the use of underground injection wells, which affects the disposal of water from our wells;

•	safety precautions;

•	the prevention of oil spills;

•	the closure of production facilities;

•	operational reporting; and

•	taxation.
     Under these laws and regulations, we could be liable for:
•	personal injuries;

•	property and natural resource damages;

•	releases or discharges of hazardous materials;

•	well reclamation costs;

•	oil spill clean-up costs;

•	other remediation and clean-up costs;

•	plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

•	governmental sanctions, such as fines and penalties; and

•	other environmental damages.
     Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities.
     Our oilfield service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations, including laws concerning:
•	the containment and disposal of hazardous substances, oilfield waste and other waste materials;

•	the use of underground storage tanks; and

•	the use of underground injection wells.
     Compliance with and violations of laws protecting the environment may become more costly. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:
•	administrative, civil and criminal penalties;

•	revocation of permits; and

•	corrective action orders.
     In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct, even if such conduct was lawful at the time it occurred, or as a result of the conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws and regulations, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us under environmental laws. Changes in environmental laws and regulations may also negatively impact other oil and natural gas exploration and production companies, which in turn could reduce the demand for our oilfield services.
     Large volumes of water produced from coalbed methane wells and discharged onto the surface in the Powder River Basin of Wyoming have drawn the attention of government agencies, gas producers, citizens and environmental groups which may result in new regulations for the disposal of produced water. We intend to use injection wells to dispose of water into underground rock formations at certain of our fields and intend to discharge onto the surface where permissible. If our wells produce water of lesser quality than allowed under Colorado, Texas or Wyoming state law for surface discharge or injection into underground rock formations, we could incur costs of up to $7.50 per barrel of water to dispose of the produced water. At September 2006 production rates, this would cost us an additional approximately $200,000 per month in average water disposal costs. If our wells produce water in excess of the limits of our existing disposal facilities, we may have to drill additional disposal wells. Each additional disposal well could cost us up to approximately $1.0 million.
     The oil and gas industry is highly competitive.
     We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition, production and oilfield services with many other companies. We face intense competition from a large number of independent companies as well as major oil and natural gas companies in a number of areas such as:
•	acquisition of desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	arranging for growth capital on attractive terms; and

•	seeking to acquire or secure the equipment, service, labor, other personnel and materials necessary to operate and develop those properties.
     Many of our competitors have financial and technological resources substantially exceeding those available to us. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise or financial resources available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.
     We may have difficulty managing growth in our business.
     Because of our small size, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.
     We depend on key personnel.
     The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. None of our executives is bound by any employment agreement for any specific period of time, and these individuals may terminate their employment at any time. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced explorationists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.
SELLING STOCKHOLDERS
     The following table sets forth certain information regarding the beneficial ownership, as of October 2, 2006, by each of the selling stockholders. The information in the table below is based upon information provided to us by the selling stockholders.
     The common stock registered in the registration statement of which this prospectus is a part includes up to 4,115,973 shares of common stock that have been or may be issued to the selling stockholders upon conversion of principal or interest under the Notes issued to the selling stockholders or their assignors in private placements on January 13, September 7 and December 9, 2005 and March 17, 2006 pursuant to the Purchase Agreement. The Notes are convertible into shares of our common stock; provided, however, that the holders of the Notes may not convert them except under specified circumstances. However, under the October Waiver, we agreed that Note holders could, at their option, elect to convert $3.4 million of Notes (plus accrued interest) commencing on October 3, 2006, and an additional $2.0 million of Notes (plus accrued interest) commencing on each of November 1, 2006 and December 1, 2006, into shares of our common stock (subject to no further conditions or limitations), although the amounts subject to conversion are subject to reduction in the event of equity issuances prior to December 1, 2006. If the conversions described above occur, the conversion price would be 95% of the weighted average trading price of our common stock on the trading day prior to the conversion date.
     In addition, the common stock offered pursuant to this prospectus includes 6,412,698 shares of common stock issuable to selling stockholders upon exercise of the Warrants issued to the selling stockholders or their assignors in connection with the sale of the Notes in March 2006 and January, September and December 2005, as amended by the August and October Waivers.
     Except for selling stockholders’ ownership of the Warrants and the Notes, the selling stockholders have not had any material relationship with us during the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of common stock by the selling stockholders. The second column lists the number of shares of common stock owned of record as of October 2, 2006 and the shares that the selling stockholders have the right to acquire within sixty (60) days of October 2, 2006, whether through exercise of the Warrants or pursuant to conversion of an aggregate of $7.4 million of Notes in the October 3, November 1 and December 1 conversion periods described above (the “Conversion Shares”). This column does not include any shares that the selling stockholders may acquire upon conversion of the Notes other than the Conversion Shares. The number of shares shown in the table does not take into account the limitations on conversion and exercise described below.
     The third column lists the shares of common stock being offered pursuant to this prospectus by each selling stockholder. In accordance with the terms of the registration rights agreement with the holders of the Notes and the Warrants, this prospectus generally covers the resale of at least that number of shares of common stock equal to 110% of the number of shares of common stock issuable upon exercise of the Warrants. In addition, this prospectus covers the resale of up to 4,115,973 shares of common stock which have been or may be issued to the selling stockholders upon conversion of the Notes.
     The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. As of the date of this prospectus, none of the selling stockholders held any shares of common stock other than the shares issued or issuable upon conversion of the Notes or exercise of the Warrants.
     Under the terms of the Notes and the Warrants, a selling stockholder may not convert the Notes or exercise the Warrants if such conversion or exercise would cause such selling stockholder, together with its affiliates, to hold a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

	Number of	Number of
	Shares	Shares that	Ownership After Offering
	Beneficially	May Be Sold	Number of
Name	Owned (1)	(2)	Shares (3)	Percent
AG Offshore Convertibles, Ltd. (4)	2,561,579	3,199,931	—	—
Leonardo, L.P. (4)	634,710	848,650	—	—
HFTP Investment L.L.C. (5)	2,849,778	3,836,241	—	—
Gaia Offshore Master Fund, Ltd. (5)	1,030,195	1,370,109	—	—
Portside Growth & Opportunity Fund (6)	799,655	1,273,740	—	—

(1)	The shares of common stock considered beneficially owned by each selling stockholder includes, in addition to shares held of record, that number of shares of our common stock that such selling stockholder could acquire by exercising all of its Warrants held as of October 2, 2006 and the Conversion Shares such selling stockholder applicable could acquire within sixty (60) days of October 2, 2006, without giving effect to the limitation on conversion and exercise described above. These amounts include the following number of shares issuable upon exercise of the Warrants (“Warrant Shares”), as subsequently amended by the August Waiver, and Conversion Shares: for AG Offshore Convertibles, Ltd.: 2,080,553 and 401,282, respectively; for Leonardo, L.P.: 440,000 and 158,481, respectively; for HFTP Investment L.L.C.: 2,128,311 and 721,467, respectively; for Gaia Offshore Master Fund, Ltd.: 786,553 and 243,642, respectively; and for Portside Growth & Opportunity Fund: 394,309 and 405,346, respectively. The number of Conversion Shares each selling stockholder could acquire has been calculated on the basis of a conversion price of $3.8115 (which is 95% of the weighted average trading price of our common stock on the trading day prior to October 2, 2006) and does not take into account the conversion of accrued interest. The actual conversion price will be based on 95% of the weighted average trading day price of our common stock on the trading day immediately preceding the conversion date.

(2)	The sale of up to 10,528,671 shares by the selling stockholders is covered under this prospectus. This amount includes an aggregate of 4,115,973 shares which have been or may be issued to the selling stockholders upon conversion of the Notes. Of these 4,115,973 shares, 115,973 have been issued upon conversion of principal or interest under the Notes. This amount may reflect only a portion of the common shares which may be issuable to selling stockholders in the event the full principal amount of the Notes were converted into common shares. The number of shares that may be issued in the future upon conversion of the Notes will fluctuate based on the price of our common stock. Under the terms of the Notes, the conversion price is equal to 95% of the weighted average price of our common stock on the trading day immediately preceding the conversion date. Under the October Waiver, we agreed that Note holders could, at their option, elect to convert $3.4 million of Notes (plus accrued interest) commencing in October 3, 2006, and $2.0 million of Notes (plus accrued interest) commencing on each of November 1, 2006 and December 1, 2006, into shares of our common stock (which amounts are subject to reduction by the net proceeds of equity issued by Infinity prior to December 1, 2006).

In addition, the registration rights agreement entered into among us and the selling stockholders requires us to register at least 110% of the shares of our common stock issuable upon exercise of the Warrants. Therefore, a total of 6,412,698 shares issuable upon exercise of the Warrants may be offered by the selling stockholders pursuant to this prospectus.

(3)	Assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

(4)	Angelo, Gordon & Co., L.P., a Delaware limited partnership, serves as the director of AG Offshore Convertibles, Ltd. and Leonardo, L.P. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by AG Offshore Convertibles, Ltd. and Leonardo L.P. AG Offshore Convertibles, Ltd. and Leonardo, L.P. have each advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants and has not been and will not be involved in the ultimate sale of the underlying common stock, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(5)	Promethean Asset Management L.L.C., a New York limited liability company (“Promethean”), serves as investment manager to HFTP Investment L.L.C. (“HFTP”) and Gaia Offshore Master Fund, Ltd. (“Gaia”) and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP and Gaia. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP and Gaia. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP and Gaia. Each of HFTP and Gaia has advised Infinity that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale of the securities, (v) it purchased the Notes and Warrants in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(6)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is an NASD member. The NASD member that is an affiliate of Ramius Capital was not involved in the purchase of the Notes and Warrants, and will not be involved in the ultimate sale of the securities. Portside purchased the Notes and Warrants in the ordinary course of its business and at the time such selling stockholder purchased the Notes and Warrants, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders. We may, however, receive proceeds from the selling stockholders for the payment of the exercise price upon exercise of the Warrants. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital or property development purposes or, in certain circumstances, to repay the Notes or to satisfy redemption obligations in respect of the Warrants. The Warrants contain a provision that allows for a cashless exercise in certain circumstances. In the event a cashless exercise is utilized, we will not receive any proceeds upon exercise of the Warrants.
PLAN OF DISTRIBUTION
     The selling stockholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers, may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
     The offered shares may be sold in one or more transactions:
     •       at fixed prices;
     •       at prevailing market prices at the time of sale;
     •       at varying prices determined at the time of sale; or
     •       at negotiated prices.
     These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:
     •       on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;
     •       in the over-the-counter market;
     •       in transactions other than on these exchanges or services or in the over-the-counter market;
     •       through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise; or
     •       through the settlement of short sales.
     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

     The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective.
     The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer or donate the shares of common stock in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The aggregate proceeds to the selling stockholders from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions. We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.
     In order to comply with the securities laws of some jurisdictions, if applicable, the selling stockholders may sell the offered shares in some jurisdictions through registered or licensed broker dealers.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts or commissions allowed or paid to broker-dealers.
     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling stockholders each purchased the Notes and Warrants convertible into or exercisable for the offered shares in the ordinary course of business. At the time of purchase, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.
     Pursuant to the registration rights agreements between us and the selling stockholders who purchased the Notes and Warrants convertible into or exercisable for the offered shares in the private placement, we agreed to pay substantially all of the expenses incident to the registration of the offered shares; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we agreed to indemnify the selling stockholders and their respective directors, officers, partners, agents and controlling persons against, and in certain circumstances to provide contribution with respect to, liabilities, including liabilities under the Securities Act, with respect to specific matters. Further, the selling stockholders have agreed to indemnify Infinity and our directors, certain officers and controlling persons against, and in certain circumstances to provide contribution with respect to, civil liabilities, including liabilities under the Securities Act, that may arise from written information furnished to us by the selling stockholders.

     Once sold under the registration statement of which this prospectus is a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.
LEGAL MATTERS
     The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
     Our audited consolidated financial statements, as amended, as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, included in our Current Report on Form 8-K dated October 6, 2006, incorporated by reference herein, have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.
     Our reserves at December 31, 2005 incorporated by reference herein were calculated by Netherland, Sewell & Associates, Inc. All such figures incorporated by reference herein are in reliance upon the authority of that firm as experts in such matters.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.
     The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:
•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K filed with the SEC on March 2, March 15, March 17, May 30, June 15, October 2 and October 6, 2006; and

•	the description of our common stock contained in Amendment No. 1 to our Registration Statement on Form 8-A (SEC File No. 0-17204) filed with the SEC on September 13, 2005.
     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.
     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.
     Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.
     You may receive a copy of any of these filings, at no cost, by writing or calling Infinity Energy Resources, Inc., 633 Seventeenth Street, Suite 1800, Denver, Colorado 80202, telephone (720) 932-7800, and directed to the attention of Stanton E. Ross, Chief Executive Officer.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

PROSPECTUS

October 27, 2006